Rule 424(b)(2)

Registration No. 333-294133

PRICING SUPPLEMENT NO. 3 DATED JULY 20, 2026

TO PROSPECTUS DATED MARCH 9, 2026, AS SUPPLEMENTED BY

PROSPECTUS SUPPLEMENT DATED MARCH 9, 2026, AND

SUPPLEMENTAL TO THE OFFICERS’ CERTIFICATE AND COMPANY ORDER

DATED MARCH 9, 2026

U.S. Bancorp

Medium-Term Notes, Series EE (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated March 9, 2026, as supplemented by the prospectus supplement, dated March 9, 2026, and should be read together with the prospectus supplement and the prospectus for additional information about the offering and sale of $1,000,000,000 5.470% Fixed-to-Floating Rate Senior Notes due July 27, 2037 (the “notes”) of U.S. Bancorp (“USB” or the “Company”).

Key Terms of the Notes

CUSIP No.	91159HKB5	Series:	☒ Series EE (Senior) ☐ Series FF (Subordinated)

Principal Amount:	$1,000,000,000	Form of Note:	☒ Book-Entry ☐ Certificated

Issue Price (Dollar Amount and Percentage of Principal Amount):	$1,000,000,000 / 100.000%	Interest Rate (and, if applicable, related Interest Periods):	☒ Fixed Rate Note (during the fixed rate period) ☐ CMT Rate Note ☐ Reuters Page FRBCMT ☐ Reuters Page FEDCMT ☐ One-Week ☐ One-Month

Proceeds to the Company (Before Expenses):	$997,000,000

☐ Commercial Paper Rate Note

☐ CORRA Note

☐ EURIBOR Note

☐ Federal Funds Rate Note (effective) (open) (target)

☐ Prime Rate Note

☒ SOFR Note (during the floating rate period)

☐ SONIA Rate Note

☐ Treasury Rate Note

☐ Zero Coupon Note

☐ Other Base Rate or formula:

Trade Date:	July 20, 2026
Issue Date:	July 27, 2026
Maturity Date:	July 27, 2037
Reset Date:	July 27, 2036
Subsequent Reset Date:	Not Applicable.

Fixed Interest Rate:	5.470% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period, which is the period from, and including, the Issue Date to, but excluding, the Reset Date.

Floating Interest Rate:	Floating Rate Benchmark as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period during the floating rate period, which is the period from, and including, the Reset Date to, but excluding, the Maturity Date.

Floating Rate Benchmark:

Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in the prospectus supplement.

Spread:	+124.8 basis points

Interest Periods:

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date or earlier Redemption Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Maturity Date or earlier Redemption Date).

Interest Payment Dates:

January 27 and July 27 of each year, commencing on January 27, 2027 and ending on the Reset Date, with respect to the fixed rate period.

January 27, April 27, July 27, and October 27 of each year, commencing on October 27, 2036 and ending on the Maturity Date, with respect to the floating rate period.

Regular Record Dates:	15 calendar days prior to each Interest Payment Date.

Interest Determination Dates:	Two U.S. Government Securities Business Days (as defined in the prospectus supplement) preceding the applicable Interest Payment Date during the floating rate period.

Observation Period:	With respect to each Interest Period during the floating rate period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.

Day Count Convention:	30/360, with respect to the fixed rate period. Actual/360, with respect to the floating rate period.

Business Day:	New York, with respect to the fixed rate period. New York and U.S. Government Securities Business Day, with respect to the floating rate period.

Business Day Convention:	Following unadjusted business day convention, with respect to the fixed rate period. Modified following business day convention, with respect to the floating rate period.

Calculation Agent:	For purposes of calculations with respect to the Floating Interest Rate, the Company has entered into an agreement with U.S. Bank Trust Company, National Association to act as calculation agent.

Agents’ Commission:	$3,000,000

Redemption Dates and Terms:

On or after January 23, 2027 (180 days after the Issue Date) and prior to the Reset Date (one year prior to the Maturity Date), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the notes to be redeemed matured on the Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined below) plus 15 basis points less (b) interest accrued to, but excluding, the Redemption Date; and

(2) 100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, the Company may redeem the notes at its option, (i) in whole, but not in part, on the Reset Date, or (ii) in whole at any time or in part from time to time, on or after April 27, 2037 (three months prior to the Maturity Date) and prior to the Maturity Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. See “Description of Notes—Redemption” in the prospectus supplement.

Notice of any redemption will be provided at least 5 but not more than 60 days before the Redemption Date to each holder of notes to be redeemed.

To the extent then required by applicable laws or regulations, the notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

Original Issue Discount:	Not applicable

Prohibition of Sales to EEA and UK Retail Investors:	Applicable

The notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The notes are not secured.

Investing in the notes involves risks. Potential purchasers of the notes should consider the information set forth in the “Risk Factors” section beginning on page S-9 of the prospectus supplement and the discussion of risk factors contained in USB’s annual and quarterly reports filed with the United States Securities and Exchange Commission (the “SEC”), which are incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, the prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This pricing supplement should be read together with the prospectus supplement and prospectus, which can be accessed on the SEC website via the links below:

•	Prospectus dated March 9, 2026

•	Prospectus supplement dated March 9, 2026

	Per Note(1)	Total
Price to Public	100.000%	$1,000,000,000
Agents’ Commission or Discount	0.300%	$3,000,000
Net Proceeds (Before Expenses) to Us	99.700%	$997,000,000

(1)	Plus accrued interest, if any, from July 27, 2026, if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about July 27, 2026.

Joint Book-Running Managers

U.S. Bancorp Investments, Inc.	Goldman Sachs & Co. LLC	Morgan Stanley

Co-Managers

Academy Securities	Telsey Advisory Group

SUPPLEMENTAL PLAN OF DISTRIBUTION

U.S. Bancorp Investments, Inc., Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of a terms agreement (the “terms agreement”), between us and the agents named below, incorporating the terms of a distribution agreement, dated as of March 9, 2026, between us and the agents named in the prospectus supplement, we have agreed to sell to the agents, and each of the agents has agreed, severally and not jointly, to purchase, as principal, the principal amount of notes set forth opposite its name below.

Agent	Principal Amount
U.S. Bancorp Investments, Inc.	$490,000,000
Goldman Sachs & Co. LLC	245,000,000
Morgan Stanley & Co. LLC	245,000,000
Academy Securities, Inc.	10,000,000
Telsey Advisory Group LLC	10,000,000

Total	$1,000,000,000

Delivery Instructions: DTC # 0280

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which will be on the fifth business day following the date the notes are priced (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for additional information.

LEGAL MATTERS

In the opinion of Willkie Farr & Gallagher LLP, as counsel to the Company, when the notes offered by this pricing supplement have been issued by the Company pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from the Company, the appropriate entries or notations in its records relating to the master global note that represents such notes, and such notes have been delivered against payment therefor, the notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel, dated March 9, 2026, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 9, 2026.

/s/ Luke R. Wippler	(authorized officer)

/s/ Kevin R. Stenzel	(authorized officer)

[Signature page – Trustee’s Instructions – Pricing Supplement No. 3]